

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2024

Graham Tuckwell
Founder and Executive Chairman
ETFS Capital Limited
15 Rathbone Place
London W1T 1HU
United Kingdom

> **Re: ETFS Capital Limited**
> **WisdomTree, Inc.**
> **DFAN filed May 21, 2024 by ETFS Capital Limited and Graham Tuckwell**
> **File No. 001-10932**

Dear Graham Tuckwell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

DFAN filed on May 21, 2024

Investor Presentation attached as Exhibit 1

1. We note your statement on slide 10 that "[a]ccording to publicly available information, WisdomTree has spent $10 million over the last two years by its own calculations on proxy fights." Please supplementally provide more specific supporting data to allow stockholders to identify supporting source materials. In future soliciting materials, provide such support where these statements are made.

2. We note that slide 17 compares revenue and adjusted operating margin but does not disclose the applicable adjustments and includes "ETFS estimates" as a source for the information. Please clarify the adjustments made and, consistent with previous comments, ensure that you provide specific cites supporting disclosure of all figures and assertions of value.

Graham Tuckwell
ETFS Capital Limited
May 24, 2024
Page 2

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Laura McKenzie at 202-551-4568 or Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions